November 30, 2018

Brian Peay
Chief Financial Officer
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA
92612

       Re: Griffin-American Healthcare REIT III, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed March 16, 2018
           File No. 000-55434

Dear Mr. Peay:

        We have reviewed your November 16, 2018 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2018 letter.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements
3. Real Estate Investments, Net, page 113

1. We note your response to our prior comment two. We are unable to agree that this information for Property E does not need to be disclosed. In future filings, please confirm that you will provide quantitative information about the significant unobservable inputs used in the fair value measurement of any assets categorized within Level 3 of the fair value hierarchy. Please refer to ASC 820-10-50-2(bbb).
      You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or Jennifer
Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.
 Brian Peay
Griffin-American Healthcare REIT III, Inc.
November 30, 2018
Page 2



                                                       Sincerely,
FirstName LastNameBrian Peay
                                                      Division of Corporation
Finance
Comapany NameGriffin-American Healthcare REIT III, Inc.
                                                      Office of Real Estate and
November 30, 2018 Page 2                              Commodities
FirstName LastName